CONNER & WINTERS, LLP

LAWYERS

4000 ONE WILLIAMS CENTER

TULSA, OKLAHOMA 74172-0148

(918) 586-5711

FAX (918) 586-8548

WRITER’S DIRECT NUMBER

(918) 586-8961

WRITER’S FAX NUMBER

(918) 586-8661

WRITER’S E-MAIL ADDRESS

mberman@cwlaw.com

September 25, 2006

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Willbros Group, Inc. (the “Company”)

Registration Statement on Form S-1

Filed June 30, 2006

File No. 333-135540

Quarterly Report on Form 10-Q for the Quarter Ended

June 30, 2006

File No. 1-11953

Response Letter dated September 1, 2006

Dear Mr. Schwall:

The purpose of this letter is to respond to your comments with respect to the Company’s Registration Statement on Form S-1 filed June 30, 2006 (File No. 333-135540) and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 1-11953). The headings used herein are the same as those set forth in your letter of September 13, 2006.

Form S-1

Risk Factors, page 6

1. We note your proposed disclosure. Delete disclosure which mitigates the risk you are trying to highlight — i.e. “[w]e believe the previously implemented changes and planned changes... will be adequate to remediate the above-described material weaknesses.”

CONNER & WINTERS

Mr. H. Roger Schwall

September 25, 2006

Company’s Response: The Company will file a pre-effective amendment to the above referenced Registration Statement on Form S-1 prior to requesting acceleration which deletes the language referred to in your comment from its risk factor disclosure.

Form 10-Q for the period ended June 30, 2006

Item 4. Controls and Procedures, page 44

2. We note your disclosure that “[e]xcept as described above, there were no material changes in our internal control over financial reporting during the quarter ended June 30, 2006 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company’s Response: The Company is filing today an amendment to its Quarterly Report on Form 10-Q to enhance the discussion under Part I, Item 4 of controls and procedures. In particular, Item 4 has been revised to clearly state that there were changes in its internal control over financial reporting that occurred during quarter ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The revised Item 4 discussion deletes the fourth paragraph on page 44 and modifies the second paragraph of page 44 to read as follows:

“Company management with oversight from the Audit Committee has devoted substantial effort to the remediation of the material weakness related to the Company’s financial statement close process. This material weakness resulted in delays in our ability to timely close our books and records during 2005. Such delays in closing the books and records are at least in part a contributing factor to the delays we have experienced in filing our quarterly and annual financial statements with the SEC. This material weakness resulted primarily from insufficient staffing of qualified accounting personnel. Additionally, management identified a material weakness related to controls over the project reporting used in the accounting process. Cost estimates were not routinely updated to reflect current information and insufficient measures were taken to independently verify uniform and reliable cost estimates. Generally, our material weaknesses related to insufficient performance of existing controls rather than incorrect design of controls. During the quarter ended June 30, 2006 the Company implemented the following material changes in its internal control over financial reporting that have materially improved, or are reasonable likely to materially improve, our internal control over financial reporting:

CONNER & WINTERS

Mr. H. Roger Schwall

September 25, 2006

•	hired additional senior accounting personnel at the corporate administrative offices;

•	initiated efforts to develop more standardized and timely project management reporting and management review processes through documentation;

•	recruited candidates in order to expeditiously fill vacancies in our accounting, finance, and project management functions;

•	continued to increase our supervision of accounting personnel; and

•	continued our review and monitoring of the accounting department structure and organization, both in terms of size and expertise.”

Closing Comments: We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments, please feel free to call me at (918) 586-8961, at any time.

Very truly yours,

/s/ Mark D. Berman

Mark D. Berman

cc:	Van Welch

Warren L. Williams

Willbros Group, Inc.

Robert J. Melgaard

Conner & Winters, LLP